Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 21, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 21, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Hotchkis and Wiley Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Common Shares of Beneficial Interest, $0.001 par value per share, of Hotchkis & Wiley International Value Fund: ETF Class Shares


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi
